CECO ENVIRONMENTAL CORP.
4625 Red Bank Road, Suite 200
Cincinnati, Ohio 45227

August 16, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Rufus Decker
Accounting Branch Chief

RE:	CECO Environmental Corp.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 15, 2011
Form 10-Q for the Fiscal Quarter ended March 31, 2011
Filed May 11, 2011
File No. 0-7099

Dear Mr. Decker:

In your letter dated August 3, 2011, you requested that we respond to your comments regarding our Form 10-K for the Year Ended December 31, 2010 and Form 10-Q for the Period Ended March 31, 2011 within ten business days or tell you when we would provide a response.

We hereby advise you that due to timing constraints on our internal finance personnel caused in part by the need to prepare our quarter end financial statements, we will not be in a position to submit a response on August 17, 2011. We respectfully request an extension until Wednesday, August 24, 2011, to review and address the matters in your correspondence.

Thank you for your consideration of our request for an extension.  If you have any questions, please do not hesitate to call me at (513) 458-2600.

Very truly yours,
CECO Environmental Corp.

/s/ Dennis W. Blazer
Dennis W. Blazer
Chief Financial Officer and
Vice President – Finance and Administration

cc:	Jay Ingram, Legal Branch Chief
Jessica Dickerson, Staff Attorney
Jeffrey Gordon, Staff Accountant